Exhibit 99.2

W.P. STEWART & CO., LTD.

17 October 2008

Dear Shareholder:

In connection with the 2008 annual general meeting of shareholders of W.P. Stewart & Co., Ltd. (the “Company”), the Board of Directors of the Company has determined that it is advisable and in the best interest of the Company and its shareholders to take certain actions (the “Shareholder Actions”), including

(i)	electing nine directors to the Board of Directors to serve until the date of the annual general meeting of the Company for 2009 or until their successors have been duly elected or appointed;
(ii)

determining that the maximum number of directors will be maintained at 12 and that the directors will be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum number of directors);

(iii)

effecting a consolidation (the “Share Consolidation”) of the Company’s authorized and issued shares, par value U.S. $0.001, pursuant to which every ten shares of the Company will be consolidated, reclassified and converted into one new common share of the Company, of par value U.S. $0.01;

(iv)

approving the bye-laws of the Company as amended and restated in order to permit (i) the issuance of fractional shares, which is advisable for purposes of the Share Consolidation, (ii) the electronic delivery of documents, (iii) the Company to hold repurchased shares in the Company’s treasury as treasury shares, (iv) Shareholder action by written consent upon less than unanimous consent, and (v) designated individuals to execute corporate documents which formerly required the affixation of the corporate seal;

(v)

re-appointing PricewaterhouseCoopers LLP as the Company’s independent auditors to serve for the 2008 fiscal year and until the close of the annual general meeting of the Company for 2009, and authorizing the Board of Directors (acting by its Audit Committee) to fix their remuneration;

(vi)

ratifying and approving the issuance by the Company of 2,547,500 of its common shares, in the aggregate, to certain of its directors, officers and other employees during 2007 and the first half of 2008 (all of which shares are subject to vesting requirements) and the commitment by the Company to issue in the future, if certain personal performance conditions are satisfied by the recipient and/or certain Company profit goals are achieved, up to an additional 80,000 of its common shares, in the aggregate, to certain of its officers and employees;

(vii)	receiving the Company’s audited consolidated financial statements for the fiscal year ended 31 December 2007; and
(viii)	in the discretion of the chairman of the meeting, any other related matter that may properly come before the meeting or any adjournment thereof.

              The Board of Directors recommends that you APPROVE each of the Shareholder Actions described in clauses (i), (ii), (iii), (iv), (v) and (vi) above, each of which is described in detail in the Notice of Annual General Meeting and Proxy Statement accompanying this letter (collectively, the “Proxy Materials”).

Each shareholder is encouraged to carefully review the Proxy Materials and to APPROVE each of the Shareholder Actions described in the Proxy Materials.

Included herewith for informational purposes and not as a means of soliciting your proxy is the Company’s Annual Report to Shareholders for the fiscal year ended 31 December 2007, including audited consolidated financial statements. If you have any questions regarding the Shareholder Actions, please contact Seth L. Pearlstein, the Company’s General Counsel and Assistant Secretary, at 441-295-8585.

Very truly yours,

Board of Directors

W.P. Stewart & Co., Ltd.

W.P. STEWART & CO., LTD.

TRINITY HALL

43 CEDAR AVENUE

HAMILTON HM 12

BERMUDA

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

18 November 2008

TO THE SHAREHOLDERS OF W.P. STEWART & CO., LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of W.P. Stewart & Co., Ltd., a Bermuda company (the “Company”), will be held in the Boardroom of Appleby located at Canon’s Court, 22 Victoria Street, Hamilton, Bermuda, on Tuesday, 18 November 2008 at 10:00 a.m. (local time in Bermuda), for the following purposes:

1.	To elect nine (9) directors to the Board of Directors to serve until the date of the annual general meeting of the Company for 2009 or until their successors have been duly elected or appointed;
2.

To determine that the maximum number of directors will be maintained at 12 and that the directors of the Company will be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum number of directors);

3.

To effect a consolidation (the “Share Consolidation”) of the Company’s authorized and issued shares, par value U.S. $0.001, pursuant to which every ten shares of the Company will be consolidated, reclassified and converted into one new common share of the Company, of par value U.S. $0.01;

4.

To approve the bye-laws of the Company as amended and restated in order to permit (i) the issuance of fractional shares, which is advisable for purposes of the Share Consolidation, (ii) the electronic delivery of documents, (iii) the Company to hold repurchased shares in the Company’s treasury as treasury shares, (iv) Shareholder action by written consent with less than unanimous consent, and (v) designated individuals to execute corporate documents which formerly required the affixation of the corporate seal;

5.

To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors to serve for the 2008 fiscal year and until the close of the annual general meeting of the Company for 2009 and to authorize the Board of Directors (acting by its Audit Committee) to fix the auditors’ remuneration;

6.

To ratify and approve the issuance by the Company of 2,547,500 of its common shares, in the aggregate, to certain of its directors, officers and other employees during the year ended 31 December 2007 and the first half of 2008 (all of which shares are subject to vesting requirements) and the commitment by the Company to issue in the future up to an additional 80,000 common shares, in the aggregate, to certain of its officers and employees (all of which additional issuances are subject to the satisfaction of certain conditions relating to the Company’s profitability, investment performance or both);

7.	To receive the Company’s audited consolidated financial statements for the fiscal year ended 31 December 2007; and
8.	In the discretion of the chairman of the meeting, any other related matter that may properly come before the meeting or any adjournment thereof.

Holders of record of the Company’s shares at the close of business on 6 October 2008 are entitled to notice of and to vote at the meeting. Until the meeting, a list of shareholders is open for examination by any shareholder during ordinary business hours, at the Company’s offices.

The Company’s Annual Report to Shareholders, which includes the audited consolidated financial statements of the Company for the fiscal year ended 31 December 2007, is being mailed to shareholders along with the attached proxy statement.

Shareholders are invited to attend the meeting in person. Whether or not you plan to attend the meeting, please sign, date and return the enclosed Proxy to ensure that your shares are represented at the meeting. Registered shareholders who attend the meeting may vote their shares personally, even though they have sent in a Proxy.

If your shares in W.P. Stewart & Co., Ltd. are held in a brokerage account by a bank or other nominee, you are considered the beneficial owner of shares “held in street name,” and these proxy materials are being forwarded to you by your broker or nominee. Your name does not appear on the register of shareholders of the Company and, in order to be admitted to the meeting, you must bring a letter or account statement showing that you are the beneficial owner of the shares. You will not be able to vote at the meeting and should instruct your broker or nominee how to vote on your behalf.

By Order of the Board of Directors,

Debra Randall

Secretary

Dated: 17 October 2008

Each shareholder is urged to fill in, sign, date and mail the enclosed Proxy promptly. If you attend the meeting and vote in person, the Proxy will not be used. Please note that Proxies must be received by 6:00 p.m. (local time in Bermuda) on 17 November 2008. All Proxies received after this time will be considered invalid. The prompt return of your Proxy will save the expense involved in further communication.

W.P. STEWART & CO., LTD.

TRINITY HALL

43 CEDAR AVENUE

HAMILTON HM 12

BERMUDA

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

18 November 2008

17 October 2008

GENERAL INFORMATION

Solicitation and Revocability of Proxy

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of W.P. Stewart & Co., Ltd., a Bermuda company (the “Company”), of Proxies in the accompanying form to be used at the Annual General Meeting of Shareholders to be held in the Boardroom of Appleby located at Canon’s Court, 22 Victoria Street, Hamilton, Bermuda, on Tuesday, 18 November 2008 at 10:00 a.m. (local time in Bermuda) and at any subsequent time that may be necessitated by the adjournment thereof.

The mailing address of the principal executive office of the Company is Trinity Hall, 43 Cedar Avenue, P.O. Box HM 2905, Hamilton HM LX, Bermuda.

All holders of record (the “Shareholders”) of the Company’s shares, par value U.S. $0.001 per share (the “Shares”), at the close of business on 6 October 2008 (the “Record Date”) are entitled to vote at the Annual General Meeting. If, however, any Shareholder cannot be present in person, a Proxy is enclosed which the Board of Directors of the Company requests such Shareholder execute and return as soon as possible. If you indicate a preference to abstain on any proposal, no vote will be recorded. You may withhold your vote from any nominee for director by marking the appropriate box next to such nominee’s name on the accompanying Proxy. A Shareholder can revoke his/her/its Proxy at any time before it is voted if so desired, either in person at the meeting or by delivery of a duly executed subsequent Proxy or notice of revocation to the Secretary of the Company. All properly executed Proxies delivered pursuant to this solicitation, unless previously revoked, will be voted in accordance with directions given, if delivered in time to be voted at the meeting. If you return a signed Proxy that does not indicate your voting preferences, the persons named on the Proxy will vote your Shares in favor of all of the proposals set forth in the attached notice.

The Company is paying all costs of the solicitation of Proxies, including the expenses of printing and mailing this Proxy Statement, the accompanying Notice of Annual General Meeting of Shareholders and the Proxy.

For admission to the meeting, registered Shareholders (that is, those who hold Shares in their own names) should come to the check-in area, where their ownership will be verified. Those who have beneficial ownership of Shares held by a bank or broker (often referred to as “holding in street name”) should also come to the check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own W.P. Stewart & Co., Ltd. Shares, but they will not be able to vote at the meeting. Only holders of record may vote at the meeting. Beneficial owners should instruct their brokers or banks who are the registered holders of their Shares how to vote on their behalf. Registration will begin at 9:30 a.m. (local time in Bermuda) on the day of the meeting.

Record Date; Quorum

All Shareholders of record at the close of business on the Record Date are entitled to vote at the Annual General Meeting. At the close of business on the Record Date, 55,597,587 Shares were outstanding and are entitled to vote at the Annual General Meeting. Subject to the provisions set forth below, the holders of Shares are entitled to one vote per Share on all matters to be considered at the Annual General Meeting. No cumulative voting rights are authorized and dissenters’ rights of Shareholders are not applicable to the matters being proposed. Voting at the Annual General Meeting is by a poll. Poll cards for voting will be circulated at the meeting.

Votes cast by proxy or in person at the Annual General Meeting will be tabulated by the scrutineer of voting appointed for the meeting, who also will determine whether a quorum is present for the transaction of business. The Company’s bye-laws provide that the presence in person or by proxy of at least two Shareholders who are entitled to vote and represent not less than one-third in nominal value of the total issued Shares shall constitute a quorum for the transaction of business at the Annual General Meeting. Abstentions will be counted for purposes of determining whether a quorum is present. Abstentions will have no effect in determining the outcome of the resolutions. All of the resolutions, including those for the election of the nine nominees for director, will be decided by a simple majority of the votes cast at the meeting.

The Company’s bye-laws establish two separate limitations on the voting rights of Shareholders:

•	No natural person may exercise more than 5% of the votes of all Shares; and
•	No entity or group may exercise more than 9.5% of the votes of all Shares.

However, these limitations do not apply to WPS II, Inc. Shareholders who were Shareholders before the public offering of Shares of the Company in December 2000 and additional persons, entities or groups that are designated by the Board of Directors.

These limitations apply regardless of how many of our Shares are actually owned or controlled by a Shareholder. For purposes of applying this restriction, the bye-laws provide that a person, entity or group shall be deemed to own:

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•

All Shares which such person is deemed to constructively own directly or indirectly pursuant to rules defining a controlled foreign corporation under the U.S. Internal Revenue Code of 1986, as amended; and

•

All Shares which such person is deemed to beneficially own directly or indirectly (other than ownership attributable to WPS II, Inc.) as a result of the possession of sole or shared voting power within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

The bye-laws provide that the votes that could have been cast by Shareholders who are subject to these voting restrictions will be allocated to the other Shareholders pro rata, based on their share ownership and voting power pursuant to a formula specified in the bye-laws. However, no Shareholder will be allocated any additional voting rights to the extent that the allocation of such additional voting rights to that Shareholder would cause the total voting power of that Shareholder to exceed the 5% limitation, in the case of a natural person, or the 9.5% limitation, in the case of an entity, group or person other than a natural person.

In addition, even if the above two limitations do not apply, our bye-laws also contain a separate limitation that would prevent any Shareholder or group of Shareholders, except WPS II, Inc. or its affiliates, the Company’s subsidiaries, any shareholding entity for the purposes of our employee benefit plans that may be established and designated by the Board of Directors, or any Shareholder designated by the Board of Directors, from exercising more than 20% of the votes of all Shares or any other shares that the Company may issue in the future. Arrow Capital Management, LLC has been granted a waiver allowing the funds that it manages, as a group, to vote up to 24% of all Shares outstanding in the event their ownership is at or above such level.

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ITEM 1 – ELECTION OF DIRECTORS

Information on Nominees

The Board of Directors currently consists of nine members, eight of whom are standing for re-election. In addition, Alexandre von Furstenberg, who has not previously served on the Board of Directors, is standing for election as a new member of the Board of Directors. The names of the nominees for election to the Board of Directors, together with certain information furnished to the Company by each individual, are set forth below.

Name	Position
William P. Stewart	Executive Chairman and Director(1)
Henry B. Smith	Deputy Chairman and Director(1)
John C. Russell	Director(1)
Angus S. King, Jr.	Director(2)(3)(4)
Alfred J. Mulder	Director(3)
Mark I. Phelps	Chief Executive Officer, President and Director
Heinrich Spängler	Director(2)(4)
Richard D. Spurling	Director(2)(4)
Alexandre von Furstenberg	Director Nominee

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Member of the Compensation Committee of the Board of Directors.
(3)	Member of the Audit Committee of the Board of Directors.
(4)	Member of the Nominating and Corporate Governance Committee of the Board of Directors.

The following is a brief description of the background and business experience of the nominees.

William P. Stewart is Executive Chairman of W.P. Stewart & Co., Ltd. Mr. Stewart stepped down from his role as Chief Executive Officer in September 2008 but continues his leadership of the firm's investment research and portfolio management team. He started on Wall Street in 1955 on the trading floor of the New York Stock Exchange. He joined Spingarn, Heine & Co. in 1957 as an analyst/registered representative and, in 1961, moved to Pyne, Kendall & Hollister in the same capacity. He was successively Director of Research, General Partner responsible for the firm's investment advisory and institutional operations, President of its international investment banking subsidiary, Managing Partner and Chairman and Chief Executive Officer of Riter, Pyne, Kendall & Hollister, Inc. After the sale of Riter, Pyne's principal business in early 1973, Mr. Stewart joined Ruane, Cunniff & Co. as Vice Chairman, while simultaneously founding W.P. Stewart & Company as a corporate consultant. He established W.P. Stewart & Company as an investment advisory firm in 1975.

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Henry B. Smith has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith became President and Chief Executive Officer in May 2005 and resigned from these positions effective as of March 31, 2006, due to health reasons. Mr. Smith remains on the Board of Directors in the position of Deputy Chairman and member of the Executive Committee. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with whom he had been employed in various capacities since 1973. From February 2004 until January 1, 2005, he held the position of Executive Director of The Bank of Bermuda, with oversight responsibility for the integration of the Bank’s businesses into the HSBC group. Mr. Smith remains a non-executive director of The Bank of Bermuda and is also a director of Axis Capital Holdings Limited in Bermuda.

John C. Russell has served as a Director of W.P. Stewart & Co., Ltd. since 1998. Mr. Russell stepped down from his interim position as President and Chief Executive Officer in February of 2007 but remains a valued consultant to the firm as well as a Director and a member of the Executive Committee. Mr. Russell relinquished the position of Deputy Chairman as of March 31, 2006 when he became interim President and Chief Executive Officer. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm’s Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance and flavor company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

Angus S. King, Jr. has served as a Director of W.P. Stewart & Co., Ltd. since February 2004. Mr. King is currently Of Counsel to the law firm of Bernstein, Shur, Sawyer and Nelson and is affiliated with Leaders, LLC, a mergers and acquisitions firm, both groups being headquartered in Portland, Maine. Mr. King is also a Distinguished Lecturer at Bowdoin College in Brunswick, Maine. Mr. King served as the Governor of the State of Maine from 1995 to 2003. He was first elected as an independent in 1994 and was re-elected in 1998. Prior to this, Mr. King was in the private practice of law from 1975 until 1983 with the firm Smith, Loyd and King in Brunswick, Maine. From 1976 until 1993 Mr. King hosted and co-produced a variety of public affairs programming on Maine PBS stations. He was employed for six years as the Vice President and Chief Counsel in Portland, Maine for the Swift River-Hafslund Company. From 1989 to 1994 he served as the President of Northeast Energy Management, Inc., a company that he founded.

Alfred J. Mulder has served as a Director of W.P. Stewart & Co., Ltd. since May 2007. Mr. Mulder is currently the Chairman of the Board of LBI International AB, a digital agency network listed on the Amsterdam and Stockholm stock exchanges; Co-Chairman of the Board of Lithium Technology Corporation, a manufacturer of rechargeable batteries and cells listed on the over-the-counter bulletin board; Chairman of the Investment Advisory Committee of Greenfield Capital Partners N.V.; and a member of the Board of Directors of several private companies in Europe and the U.S. In 1995, Mr. Mulder co-founded Greenfield Capital Partners N.V. and had served as Partner and Chairman of its Investment Committees until 1999 and Chairman of the

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Board from 2000 to 2001. Prior to 1995, Mr. Mulder had been Senior Advisor to HAL Investments N.V. from 1993 to 1995, a member of the Board of Management of Pon Holdings B.V. from 1991 to 1993, and an executive officer of Transmark Holding B.V. from 1981 to 1991. He started his career at Xerox Corporation in 1963 where he held various positions until 1981. In addition to his current Board memberships, Mr. Mulder has previously served on the Supervisory Boards of several European-based companies, including a public telecommunications company based in Brussels and a publicly traded car manufacturing company listed on the Amsterdam stock exchange.

Mark I. Phelps is Chief Executive Officer, President and Managing Director - Global Investments of W.P. Stewart & Co., Ltd. Mr. Phelps was appointed Chief Executive Officer in September 2008 and joined the Board of Directors at that time. He continues in his role as Global Portfolio Manager at W.P. Stewart & Co. (Europe), Ltd., the company's London research and portfolio management subsidiary, which he joined in February 2005. Mr. Phelps is a British national with more than 20 years experience in European, U.S. and Global investment research and portfolio management. For over ten years he held senior positions with the Dresdner Bank organization in both London and San Francisco. Most recently he served as a Chief Investment Officer for Global Equities at Dresdner RCM in San Francisco. Mr. Phelps has a BA (Hons.) in Economics from the University of York in England and completed graduate studies at the Royal Military Academy Sandhurst, England. From 1981 to 1984 Mr. Phelps was in the British Army and finished his service with the rank of Captain.

Heinrich Spängler has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 27 years, Mr. Spängler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spängler & Co. AG, the oldest private bank in Austria. Mr. Spängler also serves as Chairman of the Supervisory Board of Carl Spängler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.

Richard D. Spurling has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling retired in March 2005 as Senior Partner at Appleby (formerly Appleby, Spurling & Kempe), an international law firm with offices in Bermuda, the Cayman Islands, British Virgin Islands, London (UK) and Hong Kong, where he had practiced since 1977. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited, BF&M Limited, Bermuda International Insurance Services Limited and Bermuda Press (Holdings) Ltd. in Bermuda; as a Life Trustee of the Bermuda Biological Station for Research, Inc; and as a Trustee of the St. George Foundation. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

Alexandre von Furstenberg is currently the Co-Managing Member of each of Arrow Advisors LLC, Arrow Capital Management LLC and Arrow Offshore Advisors LLC, positions he has held since 2003. Mr. von Furstenberg is also a partner and director of Diane von Furstenberg Studio, L.P., a high-end clothing apparel company. Prior to forming Arrow Advisors

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LLC in 2003, Mr. von Furstenberg co-founded two separate hedge funds and was the Chief Investment Officer of Arrow Investments, Inc., a private investment office serving his family.

There are no arrangements or understandings pursuant to which any director of W.P. Stewart & Co., Ltd. is elected.

If elected, such directors will hold office until the next Annual General Meeting of Shareholders and until their respective successors shall have been elected or appointed or until resignation, removal or death as provided in the bye-laws of the Company. The appointment or re-appointment of each director will be considered as a separate resolution.

All of the nominees listed above have indicated a willingness to serve on the Board of Directors of the Company.

The Company has agreed to pay each of its directors who is not an officer of the Company (the “Non-Executive Directors”) (currently Messrs. King, Mulder, Smith, Spängler and Spurling and Mr. Jan J. Spiering, who is not standing for re-election) $20,000 per annum for his services on the Board of Directors. We also agreed to pay each Non-Executive Director $10,000 per annum for each committee on which such director serves in addition to the $20,000 annual fee for services on the Board of Directors. In addition to such fees, the Chairman of the Audit Committee and named financial expert (currently Mr. Spiering) will receive $40,000 per annum. Through 2008, we additionally paid the Deputy Chairman of the Board of Directors (currently Mr. Smith) $80,000 per annum.

In addition, during 2007 certain Non-Executive Directors were issued an aggregate of 10,000 common shares as compensation for their services as directors.

The nominees who receive a simple majorityof the number of votes cast for the election of directors at the Annual General Meeting shall become directors at the conclusion of the tabulation of votes.

The Board of Directors recommends a vote FOR the election of each of the nine nominees named above.

Committees of the Board of Directors

The Board of Directors has established an Executive Committee, a Compensation Committee, an Audit Committee and a Nominating and Corporate Governance Committee.

Executive Committee. The Executive Committee is currently composed of Messrs. Stewart, Russell, Smith and Spiering, a Director not standing for re-election. The Executive Committee has the power and authority to manage the affairs of the Company on behalf of the Board of Directors when it is not in session, consistent with the expressed desires of the Board of Directors. The Executive Committee maintains a record of any and all actions it takes and notifies the Board of Directors after it takes any such action. The agenda for each regular quarterly meeting of the Board of Directors includes discussion and ratification of actions that have been taken by the Executive Committee since the previous regular quarterly board meeting.

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Compensation Committee. The Compensation Committee is currently composed of Messrs. King, Spängler and Spurling. The Compensation Committee is responsible for, among other things, making recommendations to the Board of Directors as to our compensation philosophy; overseeing the development of compensation programs; evaluating the performance of senior management and determining compensation levels for senior management; making recommendations to the Board of Directors concerning non-senior management compensation, incentive compensation plans and equity-based plans; and overseeing implementation of, and compliance with, incentive compensation plans and equity based plans.

Audit Committee. The Audit Committee is currently composed of Messrs. King, Mulder and Spiering. Mr. Spiering will not be standing for re-election. The Audit Committee is responsible for, among other things, reviewing the structure of the Company’s internal controls, including internal audit; the annual appointment of the external auditors, including the approval of audit engagement fees and terms; considering the independence of the external auditor; approving audit and non-audit engagements with the external auditor; reviewing the annual audit plan; reviewing our audited and unaudited financial statements and the related management discussion in our periodic reports filed with the Securities and Exchange Commission and earnings press releases; reviewing disclosures made in connection with certifications provided by management for our annual report on Form 20-F; assisting the Board of Directors in its review of compliance with regulatory requirements; reviewing compliance with policies and practices involving ethics, conflicts and other such matters, as delegated by the Board of Directors; and establishing procedures for submission and treatment of complaints regarding accounting, internal controls and auditing matters. The Audit Committee meets and reports to the Board of Directors no less than once per quarter.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently composed of Messrs. King, Spängler and Spurling. This committee is responsible for, among other things, recommending to the Board of Directors the desirable size of the board or any committee thereof; developing criteria for board members and evaluating potential candidates against such criteria; reviewing and responding to nominations for board membership; identifying and recommending to the Board of Directors candidates for board membership; developing and recommending to the board a set of corporate governance principles; monitoring compliance with our corporate governance principles and code of ethics; developing and recommending to the board standards in determining whether a board member is independent; and establishing procedures to oversee the annual evaluation of the board and management.

Our Board of Directors has adopted Corporate Governance Guidelines as well as charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee which comply with the corporate governance rules of the New York Stock Exchange, including independence requirements for each member of such committees. A copy of the Corporate Governance Guidelines and each of these charters, as well as our Code of Business Conduct and Ethics, has been posted and is available on our website at www.wpstewart.com. A copy of such documents will also be made available to our shareholders upon request by contacting our Deputy Managing Director—Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.

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Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted standards for determining the independence of directors. These standards, which comply with the corporate governance rules of the New York Stock Exchange, require, among other things, the absence of the following characteristics for a director to be deemed independent: employment by us of the director or his/her immediate family member; compensation (other than as a director) from us to the director or his/her immediate family member; affiliation with our auditors; interlocking compensation committee with another entity with which the director or his/her immediate family member is an executive officer; a material financial relationship between us and an entity of which the director or his/her immediate family member is a director or employee. In 2007, the Board of Directors determined that each of Messrs. King, Mulder, Spängler, Spiering and Spurling qualified as independent under the standards adopted.

ITEM 2 - ESTABLISH THE SIZE OF THE BOARD OF DIRECTORS

The Company’s bye-laws provide for the Shareholders to determine the maximum number of directors and the directors may (if authorized by the Shareholders) appoint new directors to fill any vacancies occurring on the Board of Directors or to act as additional directors (up to the maximum number of directors). The Board currently has a maximum of 12 directorships, nine of which are currently filled. Eight of our current directors are standing for re-election and one additional position will be filled if all candidates nominated herein are elected.

The affirmative vote of the holders of a majority of Shares present and voting in person or by proxy at the Annual General Meeting is required to approve the proposal to set the maximum number of directors at 12 and to give the directors the authority to appoint new directors to fill vacancies or to act as additional directors (up to the maximum of 12).

The Board of Directors recommends a vote FOR the proposed determination that the maximum number of directors shall be 12 and that the directors are authorized to appoint new directors.

ITEM 3 – SHARE CONSOLIDATION

The Board of Directors has unanimously adopted and is submitting for Shareholder approval a resolution that would cause the Company to effect a consolidation (the “Share Consolidation”) of the Company’s authorized and issued Shares (par value U.S. $0.001), pursuant to which every ten Shares would be consolidated, reclassified and converted into one new common share of the Company, of par value U.S. $0.01(“New Shares”). The affirmative vote of a majority of the outstanding Shares is required to approve this proposal.

Apart from having a different nominal value, New Shares will have the same rights as Shares. The Share Consolidation will not have any economic effect on Shareholders, debt holders, option holders or holders of restricted stock, except to the extent the Share Consolidation would result in fractional shares, as discussed further below.

Also included among the proposed Shareholder Actions is the approval of the Company’s bye-laws, as amended and restated. Certain of the proposed amendments to the bye-laws of the

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Company are intended to facilitate the proposed Share Consolidation. Please refer to Item 4 - BYE-LAW AMENDMENTS, for further information.

Reasons for the Share Consolidation

The Board of Directors authorized the Share Consolidation with the primary intent of increasing the trading price of Shares traded on the New York Stock Exchange (the “NYSE”) in order to remain in compliance with the NYSE’s price criteria for continued listing on the exchange. The Company’s Shares are publicly traded and listed on the NYSE under the symbol “WPL.” Between 1 January 2008 and 10 October 2008, the closing price for Shares has ranged between U.S $0.65 and U.S. $5.32 per share. The NYSE will consider a company to be below compliance standards if the average closing price of that company’s shares is less than U.S. $1.00 during a consecutive thirty trading-day period. Once notified of the NYSE’s determination, the company must bring its share price and average share price back above U.S. $1.00 within six months.The Company expects that the Share Consolidation will ensure that the trading price for Shares remains above U.S. $1.00 per share.

The Company also believes that the Share Consolidation will make investing in Shares more attractive to a broader range of institutional and professional investors and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or which tend to discourage individual brokers from recommending low-priced shares to their customers. Some of these policies and practices may also function to make the processing of trades in low-priced shares economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced shares generally represent a higher percentage of the share’s price than commissions on higher-priced shares, a low average price per share can result in individual shareholders paying higher transaction costs. Nevertheless, some investors may view the Share Consolidation negatively since it would reduce the number of Shares available in the public market and could potentially reduce the liquidity of, and the trading market for, our Shares.

As stated above, the Share Consolidation is intended, absent other factors, to increase the trading price for Shares. However, other factors, such as the Company’s financial results, market conditions and the market perception of the Company’s business and general economics conditions may adversely affect the price of Shares following the Share Consolidation. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, that the price of Shares will increase following the Share Consolidation or that the price of Shares will not decrease in the future.

Effectiveness of Share Consolidation

The Share Consolidation, if approved by Shareholders, would become effective at 6:00 p.m. Bermuda local time on 19 November 2008 (the “Effective Date”). The Board of Directors reserves the right, in its sole discretion, to abandon the Share Consolidation prior to the Effective Date if it determines that abandoning the Share Consolidation is in the best interest of the Company. The Board of Directors believes that it is prudent to recognize that, between the date of this Proxy Statement and the Effective Date, factual circumstances could change such that it might not be appropriate or desirable to complete the Share Consolidation at the time or on the

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terms currently proposed. Such factual circumstances could include a material change to the Company’s business, litigation affecting the Company’s ability to proceed with the Share Consolidation or a material increase in the related transaction costs (including the cost of the cash payments to be made in consideration for fractional share entitlements).

Effect on Shareholders

The Share Consolidation would affect all Shareholders uniformly and would not affect any Shareholder’s percentage ownership interest in the Company, except to the extent that the Share Consolidation results in the ownership of fractional shares by any Shareholder, as described below. Voting rights and other rights and preferences of Shareholders would not be affected by the Share Consolidation, other than as a result of the payment of cash in lieu of fractional shares.

Effect on Authorized but Unissued Shares

Currently, the Company is authorized to issue up to a total of 125 million Shares, of which 55,597,587 Shares were issued and outstanding as of the Record Date. The number of authorized shares will be changed to a total of 12.5 million Shares following the Share Consolidation. As of the Record Date, the Company had approximately 69,402,413 authorized but unissued Shares available for issuance. Following the Share Consolidation, the Company would have approximately 6,940,242 authorized but unissued New Shares available for issuance. Such additional Shares would be available for issuance by action of the Board of Directors without the need for further action by Shareholders, unless Shareholder action is specifically required under Bermuda law, NYSE rules, or the memorandum of association and bye-laws of the Company.

Effect on Stock Option Plans

As of 6 October 2008, the Company had approximately 165,500 Shares issuable upon the exercise of options and 795,000 Shares that were contingently issuable under employment agreements. If the Share Consolidation is approved, all equity awards currently issuable will be proportionately adjusted by the Board of Directors, using the 1-for-10 consolidation ratio. In connection with the Share Consolidation, the Board of Directors will also implement any necessary technical, conforming adjustments, including ratably reducing the authorized Shares available for awards under any option plans. In addition, the exercise price per share under each option would be increased tenfold, such that upon an exercise, the aggregate exercise price payable by the optionee to the Company would remain the same. For illustrative purposes only, an outstanding option for 3,000 Shares, exercisable at U.S. $4.00 per share, would be adjusted as a result of the 1-for-10 consolidation ratio into an option exercisable for 300 Shares at an exercise price of U.S. $40.00 per share.

Effect on Par Value

The par value for each Share will be proportionately adjusted as a result of the 1-for-10 consolidation ratio from U.S. $0.001 per share to U.S. $.01 per share.

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Effect on Registration and Listing

The Company’s Shares are currently registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934 (the “1934 Act”), and the Company is subject to the periodic reporting and other requirements of the 1934 Act. The proposed Share Consolidation will not affect the registration of Shares under the 1934 Act. The Share Consolidation is not expected to affect the listing of the Shares on the NYSE. The Share Consolidation will not result in a “going private transaction” within the meaning of Rule 13e-3 under the 1934 Act.

Exchange of Share Certificates

If the Share Consolidation is effected, Shareholders holding certificated Shares will be required to exchange their Share certificates for new Share certificates (“New Share Certificates”) representing the New Shares. As soon as practicable after the Effective Date, the transfer agent will send a letter of transmittal to each Shareholder explaining the procedure for surrendering the certificates held by Shareholders prior to the Share Consolidation (“Old Share Certificates”). Pursuant to applicable NYSE rules, Old Share Certificates cannot be used for either transfers or deliveries made on the NYSE; thus, Shareholders must exchange Old Share Certificates for New Shares Certificates in order to transfer or sell Shares following the Share Consolidation.

As soon as practicable after an Old Share Certificate (together with a duly executed letter of transmittal and any other documents the Company’s transfer agent may specify) is surrendered to the transfer agent, the transfer agent will issue and deliver New Share Certificates to the person in whose name the Old Share Certificate had been issued. Until they have surrendered their Old Share Certificates for exchange, Shareholders will not be entitled to receive any dividends or other distributions, if any, that may be declared and payable to holders of record.

Any Shareholder whose Old Share Certificate has been lost, destroyed or stolen will be entitled to New Share Certificates only after complying with the requirements that the Company and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any Shareholder, except that if any New Share Certificates are to be issued in a name other than that in which the Old Share Certificates are registered, it will be a condition of such issuance that (i) the person requesting such issuance must pay to the Company any applicable transfer taxes or establish to the Company’s satisfaction that such taxes have been paid or are not payable, (ii) the transfer complies with all applicable federal and state securities laws, and (iii) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.

Shareholders who hold uncertificated shares, either as direct or beneficial owners, will have their holdings electronically adjusted by the transfer agent either directly by the transfer agent (or through the NYSE’s Direct Registration System) or, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be, to give effect to the Share Consolidation.

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Fractional Shares

The Company does not intend to leave outstanding any fractional shares issuable in connection with the Share Consolidation. Therefore, the Company does not expect to distribute certificates representing fractional shares. In lieu of fractional shares, Shareholders will be entitled to receive cash consideration equal to the greater of: (i) U.S. $1.60 per Share (which shall be equivalent to U.S. $16.00 per New Share) and (ii) the closing price for New Shares on the NYSE as of the Effective Date. The ownership of a fractional interest will not give the holder any voting, dividend or other rights, except to receive the above-described cash payment.

Escheat Laws

The unclaimed property and escheat laws of various states provide that under certain circumstances, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to us, or who do not return their share certificates and request payment therefor, generally will have a fixed period of years from the Effective Date in which to claim the cash payment payable to them. Other states may have abandoned property laws that call for: (i) the state to obtain custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) the escheat of such property to the state.

Source of Funds

The Company plans to use its available cash to fund the expenses of, and cash consideration resulting from the Share Consolidation. The Company estimates that approximately U.S. $75,000 in cash will be required to complete the Share Consolidation, which includes professional fees and other expenses related to the transaction (including those accrued to date) and cash payments to be made as consideration for the fractional shares. The Company estimates that the fractional shares that would otherwise be issued in the Share Consolidation would aggregate approximately 200 Shares, resulting in cash payments of approximately U.S. $3,200; however, the actual number of fractional shares that will result from the Share Consolidation is unknown at this time.

Accounting Consequences

The par value of each Share will be increased to U.S. $0.01 per share after the Share Consolidation. As a result, the Company’s stated capital that is attributable to Shares, except repurchased fractional Shares, will not change. The per share net income or loss and net book value will be increased because there will be fewer Shares outstanding. The Company does not anticipate that any other accounting consequences would arise as a result of the Share Consolidation. The Company’s audited financial statements included in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2007 and 2006, do not reflect the Share Consolidation.

No Appraisal Rights

The Company is a Bermuda company governed by the laws of Bermuda. Bermuda law does not provide for dissenters’ appraisal rights in connection with the Share Consolidation.

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Accordingly, to the extent a Shareholder desires to be included or excluded from the effect of the Share Consolidation, he or she may have to purchase additional Shares or sell Shares.

Certain Legal Matters

The Company is not aware of any license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Share Consolidation, nor any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required to consummate the Share Consolidation, other than approvals, filings or notices required under U.S. federal securities laws and the corporate laws of Bermuda.

Federal Income Tax Consequences of the Share Consolidation on the Company

The Share Consolidation is expected to be treated as a tax-free “recapitalization” for U.S. federal income tax purposes, which will result in no material U.S federal income tax consequences to the Company.

Federal Income Tax Consequences of the Share Consolidation to Shareholders

Summarized below are certain of the material U.S. federal income tax consequences to the Shareholders resulting from the Share Consolidation. This summary is based on existing U.S. federal income tax law, which may change, even retroactively. This summary also assumes that Shareholders have held, and will continue to hold, their Shares as capital assets under the Internal Revenue Code of 1986, as amended. This summary does not discuss all aspects of federal income taxation, including certain aspects that may be important to Shareholders in light of their individual circumstances. Many Shareholders, such as banks, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and securities traders that elect mark-to-market tax accounting treatment, may be subject to special tax rules. Other Shareholders may also be subject to special tax rules, including but not limited to: Shareholders who received Shares as compensation for services or pursuant to the exercise of an employee stock option, or Shareholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. This summary does not address any of these special rules. In addition, this summary does not discuss any state, local, non-U.S., or other tax considerations.

The Company urges Shareholders to consult with their own tax advisors as to the particular federal, state, local, non-U.S. and other tax consequences of the Share Consolidation, in light of their specific circumstances. If a partnership holds Shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If a Shareholder is a partner of a partnership holding Shares, such Shareholder should consult his or her tax advisor.

For purposes of this discussion, “U.S. person” means any of the following:

(i)	a citizen or resident of the U.S.;

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(ii)	a corporation or other entity taxable as a corporation created or organized under U.S. law (federal or state);
(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
(iv)

a trust, if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

(v)	any other person whose worldwide income and gain is otherwise subject to U.S. federal income taxation.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is a U.S. person, and the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. person.

Federal income tax consequences to U.S. Holders

Except as set forth below with respect to cash received in lieu of fractional shares, a Shareholder will not recognize any gain or loss in the Share Consolidation. The aggregate adjusted tax basis in New Shares received in the Share Consolidation will equal the aggregate adjusted tax basis in Shares held immediately prior to the Share Consolidation, and the holding period of the New Shares will include the Shareholder’s holding period for Shares held immediately prior to the Share Consolidation.

If a Shareholder receives cash in lieu of a fractional share, the Shareholder will generally recognize capital gain or loss equal to the difference, if any, between the cash received and the Shareholder’s basis in the fractional share. For this purpose, a Shareholder’s basis in the fractional share will be determined as described in the preceding paragraph as if the Shareholder actually received the fractional share. Any capital gain or loss recognized with respect to this fractional share will be long-term capital gain or loss provided that the Shareholder’s holding period in the Shares deemed exchanged for a fractional share exceeds one year. Under unusual circumstances, cash received in lieu of a fractional share might be taxed as a dividend. Shareholders should consult their own tax advisors to determine whether this treatment will apply upon the receipt of cash in lieu of a fractional share.

Federal income tax consequences to Non-U.S. Holders

Non-U.S. Holders will not recognize any gain or loss upon the exchange of shares for New Shares in the Share Consolidation. In addition, Non-U.S. Holders who receive cash in lieu of fractional shares should not recognize any gain unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder) or (ii) in the case of gain realized by a non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In addition, a Non-U.S. Holder that

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is a foreign corporation may be subject to a branch profits tax at a 30% rate, or lower rate specified in an applicable income tax treaty, on gain from the receipt of cash in lieu of a fractional share that is effectively connected with the conduct of a trade or business within the United States. Under unusual circumstances, cash received in lieu of a fractional share might be taxed as a dividend. Non-U.S. Holders should consult their own tax advisors regarding these rules, including the possible application of U.S. federal withholding tax to the receipt of cash in lieu of a fractional share.

Information reporting and backup withholding

The Company will comply with U.S. information reporting and backup withholding requirements to the extent such requirements apply with respect to the Share Consolidation and cash paid in lieu of fractional shares. Shareholders should consult their own tax advisors regarding these rules.

NOTICE TO SHAREHOLDERS PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: Anything contained in this summary pertaining to any U.S. federal tax matter is not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal tax penalties under the Internal Revenue Code of 1986, as amended. This summary was written to support the promotion or marketing of the transactions or matters addressed by this proxy statement. Each Shareholder should seek U.S. federal tax advice, based on the Shareholder's particular circumstances, from an independent tax advisor.

The Board of Directors recommends that you vote FOR the proposed one-for-ten Share Consolidation.

ITEM 4 – BYE-LAW AMENDMENTS

The Board of Directors has determined that it is necessary and in the best interest of the Company to amend the bye-laws of the Company (as described below) in connection with the Share Consolidation and to make several additional changes to render the bye-laws more consistent with the current practices of similar Bermuda companies. To that end, it is proposed that the Shareholders approve the bye-laws as amended and restated. A copy of the amended and restated bye-laws, marked to show changes from the current bye-laws, is attached to the Proxy Statement as Exhibit A. If approved by Shareholders, the bye-law amendments would become effective at 6:00 p.m. Bermuda local time on 19 November 2008.

Shareholders should note that the descriptions of the proposed bye-law amendments set out below are intended to be a summary of material changes only. Shareholders are advised to read the full text of the proposed bye-law amendments, as reflected on Exhibit A. Other than as indicated below, the bye-laws will remain unchanged.

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Amendments to Bye-Law 9 and Bye-Law 45 Regarding Fractional Shares

As written, the bye-laws of the Company currently prohibit the Company from recognizing an equitable interest in any Share or any interest in any fractional part of a Share. Therefore the Board of Directors believes that in connection with the Share Consolidation and the cash consideration to be paid in respect of fractional share entitlements arising therefrom, the bye-laws should be amended to grant the Board of Directors the discretion to: (i) calculate fractional share entitlements resulting from the Share Consolidation with respect to Shares, including those held beneficially through nominee Shareholders, and (ii) allow the Board of Directors to rely upon such information as may be provided to them, either specifically, or in the aggregate, on behalf of such nominee Shareholders.

Amendments to Bye-Law 1, Bye-Law 56, Bye-Law 141 and Bye-Law 142 Permitting the Electronic Delivery of Documents

On December 29, 2006 the Companies Amendment Act 2006 was enacted in Bermuda. This new legislation makes it possible for a company (subject to the provisions of its bye-laws) to deliver an electronic record of documents to its shareholders and others. The Company’s existing bye-laws only provide for the delivery of documentation to shareholders by way of personal or postal delivery or, in the case of notices of a general meeting, by telex, telecopier or similar written means of communication; therefore, the Board of Directors believes that the bye-laws of the Company should be amended to incorporate the Companies Amendment Act 2006 and to allow expressly for the delivery of documents to Shareholders electronically and through website publication. This proposed amendment to the bye-laws, if approved, would permit notices and other documents, including financial statements required to be delivered to Shareholders under Bermuda law, to be sent by electronic means, and would provide that notice to one joint holder of a Share would constitute notice to all joint holders thereof. These mechanisms could help the Company save on printing and postage costs and may be more convenient for certain Shareholders. The amendment would also permit the recognition of electronic signatures.

Amendments to Bye-Law 4, Bye-Law 7 and Bye-Law 18 Permitting the Company to Hold Repurchased Shares as Treasury Shares

As written, the bye-laws of the Company do not permit repurchased Shares to be held as treasury shares. The Board of Directors believes that the bye-laws of the Company should be amended to give the Board of Directors increased flexibility to purchase Shares and hold such repurchased Shares as treasury shares. If approved the proposed amendment would allow the Board of Directors to hold repurchased Shares in the treasury, transfer or sell the repurchased Shares for cash or other consideration, or cancel all or any of the repurchased Shares.

Amendment to Bye-Law 49 Permitting Action By Written Consent of Shareholders

The Board of Directors believes the bye-laws of the Company should be amended to allow Shareholders to take written action by less than unanimous consent. The bye-laws of the Company as currently written permit only unanimous written consent by Shareholders for all corporate actions upon which Shareholders are entitled to vote, a procedure that the Board

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considers infeasible. If approved, the proposed amendment will permit Shareholders to approve corporate actions by the written consent of the holders of a majority of the outstanding Shares and require that notice of any such action be given to all Shareholders that would be entitled to vote thereon. Accidental failure to give such notice would not invalidate the action.

The Board of Directors believes that this amendment is consistent with bye-law provisions relating to Shareholder action taken at annual general meetings and other meetings of Shareholders. The Board of Directors also believes that approval of this bye-law amendment will help the Company gain Shareholder approval for corporate actions more efficiently and give the Company more flexibility when contemplating certain corporate transactions. The expense of holding a meeting of Shareholders can be considerable, and it can be inefficient to hold a shareholders’ meeting on every matter on which Shareholders are entitled to vote, such as amendments to the bye-laws or corporate reorganizations or acquisitions, if the holders of the voting majority have already determined how the matter will be decided. In addition, the ability to obtain Shareholder approval by written consent facilitates transactions by the Company in which its counterparty requires assurance that the action will be approved.

Funds managed by Arrow Capital Management, LLC (together, “the Arrow Shareholders”) currently hold in the aggregate approximately 40% of the outstanding Shares and 24% of the Company’s voting power. The Arrow Shareholders, together with WPS II, Inc., our largest shareholder, and the members of the Board of Directors, hold approximately 58%% of the Company’s outstanding voting power and accordingly, approval of this proposal will permit those individuals and entities to effect both action by the Board and action by the Shareholders without holding a Shareholders meeting. Following the dissolution of WPS II, Inc., anticipated to occur no later than 31 December 2008, the Arrow Shareholders and members of the Board of Directors in the aggregate will hold approximately 43% of the Company’s voting power. It should also be noted that, if the proposal is adopted, the holders of a majority of the Company’s voting power will be able to implement significant corporate actions, such as amendments to the bye-laws, mergers, asset sales or adoption of a plan of liquidation, without providing the remainder of the Shareholders a forum at which they may question the action and be heard, unless otherwise required by applicable law or NYSE rules.

Amendment to Bye-Law 124 Regarding the Corporate Seal

The Board of Directors proposes to amend the bye-laws to permit documents that are required to be under seal or executed as a deed on behalf of the Company to be signed or executed by any person authorized by the Board of Directors for that purpose, without the use of the seal. If approved, this amendment would not prohibit members of the Board of Directors and other designated individuals from executing documents under seal; but instead, would allow documents to be executed without the use of the corporate seal, and thus, grant the Company greater flexibility in executing necessary documents and consummating significant transactions.

The Board of Directors recommends that you vote FOR the proposed bye-laws, as amended and restated.

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ITEM 5 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors of the Company (acting by its Audit Committee) has selected PricewaterhouseCoopers LLP to serve as independent auditors of the Company for the fiscal year ending 31 December 2008 and until the close of the Annual General Meeting of the Company for 2009. Should this firm be unable to perform the requested services for any reason or should their selection not be approved by the Shareholders, the Board of Directors will appoint other independent auditors to serve for that period. The Company has been advised by PricewaterhouseCoopers LLP that neither it nor any member thereof has any direct or material indirect financial interest in the Company or any of its subsidiaries in any capacity. A representative of PricewaterhouseCoopers LLP will be present at the Annual General Meeting and will be available to make a statement if they desire and to respond to appropriate questions.

Audit and Other Fees

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $885,364 and $789,282 for fiscal years ended 31 December 2007 and 2006, respectively.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $0 and $19,000 for fiscal years ended 31 December 2007 and 2006, respectively. Audit-related fees for the year ended 31 December 2006 were for work performed in connection with Sarbanes-Oxley Section 404 compliance.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $386,463 and $326,949 for fiscal years ended 31 December 2007 and 2006, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for all services other than those described above were $0 for each of the fiscal years ended 31 December 2007 and 2006.

All of the audit-related, tax and other fees described above were pre-approved by the Audit Committee. The Audit Committee, or a designated member thereof, pre-approves each audit and non-audit service rendered by our external auditor. The following are “prohibited non-audit services”: (i) bookkeeping or other services related to the accounting records or financial statements of the Company; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions

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or human resources; (vii) broker or dealer, investment adviser or investment banking services; (viii) legal services and expert services unrelated to the audit; and (ix) any other service that the Public Company Accounting Oversight Board prohibits through regulation. The services discussed in clauses (i) through (v) are permitted provided the Audit Committee reasonably concludes that the results of such services will not be subject to audit procedures during an audit.

Notwithstanding the foregoing, pre-approval is not necessary for minor permitted non-audit services if: (i) the aggregate amount of all such non-audit services provided constitutes not more than five percent of the total amount of revenues paid by the Company to its auditor during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

The Company did not engage PricewaterhouseCoopers LLP to provide services for the Company regarding financial systems design and implementation during fiscal year 2007. The Audit Committee has considered and satisfied itself regarding the independence of PricewaterhouseCoopers LLP. The Board of Directors has delegated to the Audit Committee responsibility for approving audit fees and terms of engagement of the Company’s independent auditors.

The affirmative vote of the holders of a majority of the Shares present and voting in person or by proxy at the Annual General Meeting is required to approve the proposal to reappoint PricewaterhouseCoopers LLP as independent auditors and authorize the Board of Directors (acting by its Audit Committee) to fix their remuneration.

The Board of Directors recommends a vote FOR the proposed re-appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and the authorization of the Board of Directors (acting by its Audit Committee) to fix their remuneration.

ITEM 6 - RATIFY COMMON SHARE ISSUANCES

During the year ended 31 December 2007 and the first half of 2008, the Company issued to executive officers and other employees an aggregate of 2,617,500 Shares as part of their non-cash incentive compensation, and issued an aggregate of 10,000 Shares to certain directors as compensation for their services.

All of the 2,547,500 Shares that were issued during 2007 or the first half of 2008 are subject to vesting requirements that require the recipient of the grant to remain continuously employed by the Company or one of its affiliated entities during a vesting period. The vesting periods applicable to those grants range from two to five years depending on the terms of the individual grant, unless vesting is accelerated under limited circumstances specified in the grant.

The commitments made by the Company to issue in the future up to an additional 80,000 Shares to certain officers and employees are in all cases conditioned upon the satisfaction by the officer or employee of certain personal performance conditions relating to Company

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profitability, investment performance or both. Any Shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted Shares. When issued, these restricted Shares will remain subject to vesting requirements over time, with the exception of limited circumstances which permit accelerated or immediate vesting.

The Company is a “foreign private issuer” under applicable U.S. federal securities laws and under rules and regulations promulgated by the New York Stock Exchange (“NYSE”). As a foreign private issuer, the Company is not required to comply with certain of the corporate governance rules that are imposed by listing standards of the NYSE on U.S. companies listed on the NYSE. Under the NYSE listing standards, a listed U.S. company is required to obtain shareholder approval for equity-compensation plans, which term is defined broadly and would include any arrangement to deliver equity securities to directors, officers or employees as compensation, even if not under a formal plan. Although the Company, as a foreign private issuer, is not required to comply with that shareholder approval requirement, it is the Company’s current intention that it will attempt to comply, in all substantial respects, with the corporate governance rules set forth in the NYSE listing standards for listed U.S. companies. Accordingly, even though the Company did not obtain Shareholder approval prior to the issuances described above, we are now seeking Shareholder ratification of those issuances.

The affirmative vote of the holders of a majority of the Shares present and voting in person or by proxy at the Annual General Meeting is required to approve the proposal to ratify and approve the issuance of the Shares issued to officers and other employees during the year ended 31 December 2007 and the first half of 2008 and the commitments made in 2007 and the first half of 2008 for future issuances of Shares to officers and other employees.

The Board of Directors recommends a vote FOR the proposed ratification and approval of the issuance of the Shares issued to directors, officers and other employees during 2007 and the first half of 2008 and the commitments made in 2007 and the first half of 2008 for future issuances of Shares to officers and other employees.

ITEM 7 - PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the Company’s audited consolidated financial statements for the fiscal year ended 31 December 2007 will be presented at the meeting. These statements have been approved for presentation at the Annual General Meeting by the Board of Directors. There is no requirement under Bermuda law that the financial statements be approved by the Shareholders, and no such approval will be sought at the meeting.

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OTHER MATTERS

The Board of Directors of the Company knows of no other matters which are to be brought before the meeting. If in the discretion of the chairman of the meeting there are other related matters that may be properly brought before the meeting, it is the intention of the persons named in the Proxy to vote in accordance with their discretion pursuant to the terms of the Proxy.

By Order of the Board of Directors,

DEBRA RANDALL

Secretary

It is important the Proxies be returned promptly. Therefore, Shareholders who do not expect to attend the meeting in person are urged to fill in, sign, date and return the enclosed Proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, RI 02949-5138, USA, in the addressed envelope. Please note that Proxies must be received by 6:00 p.m. (local time in Bermuda) on 17 November 2008. All Proxies received after this time will be considered invalid.

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EXHIBIT A

B Y E - L A W S

of

W. P. STEWART & CO., LTD.

I HEREBY CERTIFY that the within written Bye-laws are a true copy of the Bye-laws of W. P. Stewart & Co., Ltd. as approved at the Special General Meeting of the above Company on the ~~27th~~ 18th day of~~May~~November,~~1999~~ 2008.

Secretary

Prepared by

Appleby ~~Spurling & Kempe~~

~~Cedar House~~Canon’s Court

~~41 Cedar Avenue~~22 Victoria Street

Hamilton, Bermuda

W.P. Stewart & Co., Ltd.

Bye-Law Index

BYE-LAW	SUBJECT	PAGE

1	Interpretation	1-3
2	Registered Office	3
3-4	Share Rights	3,4
5-6	Modification of Rights	4,5
7-9	Shares	5
10-13	Certificates	5,6
14-17	Lien	6,7
18-23	Calls on Shares	7,8
24-30	Forfeiture of Shares	8,9
31-32	Register of Shareholders	9
33	Register of Directors and Officers	9,10
34-37	Transfer of Shares	10
38-41	Transmission of Shares	10,11
42-44	Increase of Capital	11
45-46	Alteration of Capital	12,13
47-48	Reduction of Capital	13
49	General Meetings and Written Resolutions	13,14
50-52	Notice of General Meetings	14
53	General Meetings at more than one place	14,15
54-60	Proceedings at General Meetings	15,16
61-76	Voting	16-19
77-82	Proxies and Corporate Representatives	19-21
83-89	Appointment and Removal of Directors	21,22
90	Resignation and Disqualification of Directors	22
91-94	Alternate Directors	22,23
95	Directors' Fees and Additional
Remuneration and Expenses	23
96	Directors' Interests	24-26
97-99	Powers and Duties of the Board	26

100	Gratuities, Pensions and Insurance	26,27
101-103	Delegation of the Board's Powers	27
104-117	Proceedings of the Board	27-29
117	Officers	29
118-120	Executive Directors	29,30
121	Minutes	30
122-123	Secretary and Resident Representative	30,31
124	The Seal	31
125-131	Dividends and Other Payments	31,32
132	Reserves	33
133-134	Capitalisation of Profits	33
135	Record Dates	33
136-138	Accounting Records	33,34
139	Audit	34
140-142	Service of Notices and Other Documents	34-36
143	Destruction of Documents	36
144	Untraced Shareholders	36,37
145	Winding Up	37,38
146-150	Indemnity	38,39
151	Amalgamation	39
152	Continuation	39
153	Alteration of Bye-Laws	39

B Y E - L A W S

of

W.P. Stewart & Co., Ltd.

INTERPRETATION

1.	(1)	In these Bye-laws unless the context otherwise requires -

“Affiliate” as to any person shall mean any other person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such person;

“Bermuda” means the Islands of Bermuda;

“Board” means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

“the Code” means the Internal Revenue code of 1986, as amended, of the United States of America;

“the Companies Acts” means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

“Company” means the company incorporated in Bermuda under the name of W. P. Stewart & Co., Ltd. on the  29th day of June, 1998;

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Director” means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-laws;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exempted Shareholders” means WPSII, Inc. or its Affiliates, the Subsidiaries of the Company, certain employee benefit plans of the Company as may be designated by the Board or any other person expressly deemed by the Board to be an Exempted Shareholder for the purposes of Bye-law 64;

"Offerings" means the offerings of shares of the Company as defined in the prospectus preliminarily filed by the Company and dated May 28, 1999 and to be amended and supplemented thereafter;

“Officer” means a person appointed by the Board pursuant to Bye-law 117 of these Bye-laws and shall not include an auditor of the Company;

“paid up” means paid up or credited as paid up;

“Register” means the Register of Shareholders of the Company;

“Registered Office” means the registered office for the time being of the Company;

“Resident Representative” means the person (or, if permitted in accordance with the Companies Acts, the company) appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

“Resolution” means a resolution of the Shareholders or, where required, of a separate class or separate classes of Shareholders;

“Seal” means the common seal of the Company and includes any duplicate thereof;

“Secretary” includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Shareholder” means a shareholder or member of the Company;

“Specified Place” means the place, if any, specified in the notice of any meeting of the shareholders, or adjourned meeting of the shareholders, at which the chairman of the meeting shall preside;

“Subsidiary” of any person at any time shall mean (i) any company, trust or other entity of which 50% or more (by number of shares or number of votes) of the outstanding capital stock or shares of beneficial interest normally entitled to vote for the election of one or more directors or trustees is a such time owned directly or indirectly by such person or one or more of such person’s Subsidiaries, or any partnership of which such person is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such person or one or more of such person’s Subsidiaries, and (ii) any company, trust, partnership or other entity which is Controlled or capable of being Controlled by such person or one or more of such person’s Subsidiaries; or capable of being Controlled by such person or one ore more of such person’s Subsidiaries;

“these Bye-laws” means these Bye-laws in their present form or as from time to time amended;

(2)	For the purposes of these Bye-laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;
(3)	Words importing only the singular number include the plural number and vice versa;
(4)	Words importing only the masculine gender include the feminine and neuter genders respectively;
(5)	Words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

(6)	Reference to writing shall include typewriting, printing, lithography, photography and ~~other modes of representing or reproducing words in a legible and non-transitory form~~electronic record;
(7)

Any words or expressions defined in the Companies Acts in force at the date when these Bye-laws or any part thereof are adopted shall bear the same meaning in these Bye-laws or such part (as the case may be);

(8)

In these Bye-laws, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto; (b) the word “Board” in the context of the exercise of any power contained in these Bye-laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-laws or under another delegation of the powers.;

(9)

A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose; and

(10)

A reference to a signature or to anything being signed or executed includes such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

REGISTERED OFFICE

2.	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE RIGHTS

3.

Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

4.	(1) Subject to the Companies Acts, any preference shares may, with the sanction of a resolution of the Board, be issued on terms:
(a)	that they are to be redeemed on the happening of a specified event or on a given date; and/or,

(b)	that they are liable to be redeemed at the option of the Company; and/or,
(c)	if authorised by the memorandum/Incorporating Act of the Company, that they are liable to be redeemed at the option of the holder.

The terms and manner of redemption shall be provided for in such resolution of the Board and shall be attached to but shall not form part of these Bye-laws.

(2)

        ~~(2)~~           The Board may, at its discretion and without the sanction of a ~~r~~Resolution, authorise the purchase by the Company of its own shares, ~~of any class, at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever,~~ upon such terms as the Board may in its discretion determine, ~~PROVIDED ALWAYS~~provided always that such purchase is effected in accordance with the provisions of the Companies Acts.

(3)

The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.

MODIFICATION OF RIGHTS

5.

Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy the majority of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

6.

For the purposes of this Bye-law, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall be deemed to be altered by the reduction of the capital paid up on those shares otherwise than by a purchase or redemption by the Company of such shares and by the allotment of other shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares but shall not otherwise be deemed to be altered by the creation or issue of further shares ranking pari passu therewith or by the purchase or redemption by the Company of any of its own shares.

SHARES

7.1

Subject to the provisions of these Bye-laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

7.2

Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.

8.

The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

9.

Except as ordered by a court of competent jurisdiction or as required by law, subject to Bye-Law 45, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-laws, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10.

The Company shall not issue certificates in respect of any of its shares, unless the Board determines that share certificates shall be issued either for a particular class of shares or for all shares of the Company, as the Board may in its discretion determine. The proper time, issue and delivery of any such certificates shall be governed by the Companies Acts. If share certificates are issued by the Company, then in the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11.

If a share certificate is issued, and is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

12.

Any certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates.

13.

Nothing in these Bye-laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Acts, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations.

LIEN

14.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-law.

15.

The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

16.

The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

17.

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company’s registers as held either jointly or solely by any Shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Shareholder and whether in consequence of:-

(a)	the death of such Shareholder;
(b)	the non-payment of any income tax or other tax by such Shareholder;
(c)	the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate;
(d)	any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):-

(i)

the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability; (ii) the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company’s registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company in respect of such shares or in respect of any dividends or other monies as aforesaid thereon or for or on account or in respect of such Shareholder under or in consequence of any such law together with interest at the rate of fifteen percent per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other monies payable as aforesaid any monies paid or payable by the Company as aforesaid together with interest as aforesaid;

(iii)

the Company may recover as a debt due from such Shareholder or his executor or administrator wherever constituted any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other monies as aforesaid then due or payable by the Company;

(iv)

the Company may if any such money is paid or payable by it under any such law as aforesaid refuse to register a transfer of any shares by any such Shareholder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid or in case the same exceeds the amount of any such dividends or other monies as aforesaid then due or payable by the Company until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of shares nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Shareholder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS ON SHARES

18.

The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

19.	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.
20.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.
21.

If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

22.

Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

23.	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

24.

If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

25.

The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-laws to forfeiture shall include surrender.

26.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

27.

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

28.

A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

29.

A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

30.

An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

31.

The Secretary shall establish and maintain the Register at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Acts. Unless the Board otherwise determines, the Register shall be open to inspection in the manner prescribed by the Companies Acts between 9.00 a.m. and 5.00 p.m. in Bermuda, on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-law 9.

32.

Subject to the provisions of the Companies Acts, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers.

REGISTER OF DIRECTORS AND OFFICERS

33.

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 9:00 a.m. and 5:00 p.m. in Bermuda on every working day.

TRANSFER OF SHARES

34.

Subject to the Companies Acts and to such of the restrictions contained in these Bye-laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

35.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:-

(1)

the instrument of transfer is duly stamped and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

(2)	the instrument of transfer is in respect of only one class of share,
(3)	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-law and Bye-laws 34 and 36.

36.	If the Board declines to register a transfer it shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.
37.

No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

TRANSMISSION OF SHARES

38.

In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-law.

39.

Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

40.

A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

41.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-laws 38, 39 and 40.

INCREASE OF CAPITAL

42.	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.
43.

The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

44.	The new shares shall be subject to all the provisions of these Bye-laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

45.	The Company may from time to time by Resolution:-
(1)	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;
(2)	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;
(3)

sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(4)	make provision for the issue and allotment of shares which do not carry any voting rights;
(5)

cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(6)	change the currency denomination of its share capital.

In regard to any division, consolidation, or sub-division under this Bye-Law, where any difficulty or issue arises the Board may settle the same as it thinks expedient and, in addition, but without limitation, may, at its absolute discretion: (i) for the purposes of determining the entitlements arising in such circumstances, including any entitlements to fractions of a share, on a case by case basis, recognize any beneficial interest in any share held by a nominee (including, without limitation, Cede & Co.) (in connection with which it may rely upon information provided to it, either specifically or in aggregate, by or on behalf of such nominee), (ii) authorize or arrange for the sale or purchase (including without limitation the purchase by any subsidiary or subsidiaries of the Company) of the shares representing fractions (including, where relevant, such shares representing such entitlements as may be determined in accordance with sub-paragraph (i) above) and the distribution of the net proceeds of sale in due proportion amongst the Shareholders in accordance with their respective entitlements, and for this purpose the Board may authorize some person to transfer such shares to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to such shares be affected by any irregularity or invalidity in the proceedings relating to the sale, and (iii) authorize the Company, subject to the Companies Acts, to purchase any shares representing fractions (including, where relevant, such shares representing such entitlements as may be determined in accordance with sub-paragraph (i) above) arising as a result of any such division, consolidation or subdivision, on such terms and conditions and in such manner as the Board may determine~~Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof,~~

~~who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.~~

46.

Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

47.

Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner.

48.

In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND WRITTEN RESOLUTIONS

49.	(1)

The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

(2)

Except in the case of the removal of auditors ~~and~~or Directors, anything which may be done by resolution of the Shareholders in general meeting ~~may, without a meeting and without any previous notice being required~~,or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing, signed by ~~all of~~ the Shareholders ~~or their proxies~~(or the holders of such class of shares) who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of the Shareholders. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) by its representative on behalf of such Shareholder, ~~being all of the Shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed~~ in as many counterparts as may be necessary.

(3)

Notice of any resolution in writing to be made under this Bye-Law shall be given to all the Shareholders who would be entitled to attend a meeting and vote on the resolution. The requirement to give notice of any resolution in writing to be made under this Bye-Law to such Shareholders shall be satisfied by giving to those Shareholders a copy of that resolution in writing in the same manner as that required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply.

The date of the notice shall be set out in the copy of the resolution in writing.

(4)

The accidental omission to give notice, in accordance with this Bye-Law, of a resolution in writing to, or the non-receipt of such notice by, any person entitled to receive such notice shall not invalidate the passing of the resolution in writing.

(~~3~~5)

For the purposes of this Bye-law, the date of the resolution in writing is the date when the resolution in writing is signed by or on behalf of, the ~~last~~ Shareholder ~~to sign~~ who establishes the majority of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this ~~section~~Bye-law, a reference to such date.

(~~4~~6)

A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this ~~section~~ Bye-law shall constitute minutes for the purposes of the Companies Acts and these Bye-laws.

NOTICE OF GENERAL MEETINGS

50.

An Annual General Meeting shall be called by not less than 14 days notice in writing and a Special General Meeting shall be called by not less than 14 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-laws 140 and 141 to all Shareholders other than such as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

51.

The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

52.

A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

GENERAL MEETINGS AT MORE THAN ONE PLACE

53.	(1)	The provisions of this Bye-law shall apply if any general meeting is convened at or adjourned to more than one place.
(2)

The notice of any meeting or adjourned meeting may specify the Specified Place and the Board shall make arrangements for simultaneous attendance and participation at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by Shareholders, provided that persons attending at any particular place shall be able to see and hear, and be seen and heard (whether by audio visual links or otherwise howsoever enabling the same) by, persons attending at the other places at which the meeting is convened.

(3)

The Board may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a Shareholder who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any Shareholder so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

(4)	For the purposes of all other provisions of these Bye-laws any such meeting shall be treated as being held at the Specified Place.
(5)	If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given, in the manner required by Bye-law 50.

PROCEEDINGS AT GENERAL MEETINGS

54.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-laws, at least two Shareholders present in person or by proxy and entitled to vote representing the holders of not less than one third in nominal value of the issued shares shall be a quorum for all purposes.

55.

If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy and entitled to vote and representing the holders of more than

331/3% of the issued shares shall be a quorum The Company shall give not less than 14 days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy and entitled to vote and representing the holders of more than 331/3% of the issued shares shall be a quorum. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

56.

A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

57.

The Resident Representative, if any, upon giving the notice referred to in Bye-law 50 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.

58.

The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

59.

The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition, the chairman may adjourn the meeting to another time and place without such consent if it appears to him that it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present. When a meeting is adjourned for three months or more or for an indefinite period, at least 14 clear days’ notice shall be given of the adjourned meeting.

60.	Save as expressly provided by these Bye-laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

61.

Save where a greater majority is required by the Companies Acts or these Bye-laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast, and any resolution put to a meeting shall be decided on a poll.

62.	Subject to Bye-law 63, and to the restriction on voting arising by virtue of Bye-law 135 and the determination by the Board of a record date for voting,

thereunder, and subject to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person or by proxy shall be entitled on the poll to one vote for each share held by him, PROVIDED that, subject to Bye-law 64, if and so long as the Controlled Shares of any person would, upon giving effect to the principle that holders of shares shall have one vote for each share so held, confer upon that person, being a Corporate Shareholder, more than nine point five percent (9.5%) or more of the votes that may be cast by all holders of shares of the Company or would confer upon that person, being an Individual Shareholder, more than five percent (5%) or more of the votes that may be cast by all holders of shares of the Company (any such Corporate Shareholder or Individual Shareholder being referred to as an “Over-the-Threshold Common Shareholder”), the voting rights with respect to the Controlled shares owned by such Shareholder shall be limited, in the aggregate to 9.5% in the case of a Corporate Shares and to 5% in the case of an Individual Shareholder by reallocation of the excess votes as described below.

In the case of a Corporate Shareholder all votes in excess of 9.5% of the aggregate number of votes conferred by all issued common shares and in the case of an Individual Shareholder, all of the votes in excess of 5% of the aggregate number of votes conferred by all issue of common shares shall be reallocated equally among the Common Shares that are not included in such Controlled Shares and that are not held by other Over-the Threshold Common Shareholders in accordance with the following formula (the “Reallocation Formula”);

__R

T-C+

Where: “T” is the aggregate number of votes conferred by all issued Common Shares, C+ is the aggregate number of Controlled Shares of all Over-the-Threshold Common Shareholders and “R” is the aggregate number of Reallocable Votes that could be cast by all Over-the-Threshold Common Shareholders (including persons who become Over-the-Threshold Common Shareholders as a result of the application of the Reallocation Formula).

If the Application of the Reallocation Formula causes any person to become an Over-the-Threshold Common Shareholder, all the votes of such person in excess of 9.5% of the aggregate number of votes conferred by all issued common shares in the case of a Corporate Shareholder and all votes of such person in excess of 5% of the aggregate number of votes conferred by all issued common shares in the case of an Individual Shareholder shall be reallocated using the Reallocation Formula and the Reallocation Formula shall continue to be applied until there are no Over-the-Threshold Common Shareholders.

“Controlled Shares” in reference to any person (other than a person referred to in Bye-law 64) means;

(i)	all shares directly, indirectly or constructively owned by such person within the meaning of section 958 of the Code (the “Code Formula”); and
(ii)

all shares directly, indirectly or constructively owned as a result of voting power held or shared by any person or “group” of persons within the meaning of section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder (the “13(d) Formula”).

For the purposes of the application of the 13(d) Formula, “person” means any firm, partnership, company, association or other entity or any “group” of persons with respect to the exercise of voting power within the meaning of section 13(d)(3) of Exchange Act and the rules and regulations thereunder.

“Corporate Shareholder” means any person as defined above other than an individual natural person.

“Individual Shareholder” means any person as defined above other than a Corporate Shareholder

The Board shall have the power and authority to make all determinations that may be required to effectuate the provisions of this Bye-law, including any required determination of the number of shares that may be deemed to be held by any person, and such determination shall be conclusive. All Shareholders shall be deemed to have agreed, by virtue of their ownership thereof, to provide to the Board, at such times and in such detail as the Board may reasonably request, any information that the Board may require in order to make such determination.

63.

Subject to Bye-law 64 no beneficial owner may exercise more than 20% of the aggregate number of votes conferred by all issued common shares of the Company For the purposes of this Bye-law a person will be considered to be a “beneficial owner” if the Controlled Shares of such a person would, upon giving effect to the principle that holders of shares shall have one vote for each share held, confer upon such person 20% or more of the votes that may be cast by all holders of shares of the Company.

64.

Notwithstanding the provisions of Bye-law 62 any person who was a shareholder of the Company prior to the Offerings (whether such shares were acquired by such person prior to or following the Offerings) including (without limitation) WPSII, Inc. and any other persons as may be designated from time to time by the Board shall have one vote for each share held by him. The provisions of Bye-law 63 shall not apply to any shares held by Exempted Shareholders.

65.

If the Company creates, pursuant to these Bye-laws or otherwise, any new class or series of shares, the Company shall take such action in determining the voting rights of the holders of such class or series as may be required to assure that the Company is not characterized as a Controlled Foreign Corporation for the purposes of the Code, in each case applying any resulting restrictions on voting rights equitably to all Shareholders (regardless of whether a Shareholder is a U.S. Shareholder for the purposes of the Code), subject to the rights of WPSII, Inc. and those other persons referred to in the first sentence of Bye-law 64.

66.	The result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.
67.

A poll demanded on any question shall be taken forthwith and in such manner and place as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

68.

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

69.	On a poll, votes may be cast either personally or by proxy.
70.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

71.

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

72.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

73.

A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee,curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

74.

No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

75.	If;
(1)	any objection shall be raised to the qualification of any voter; or,

(2)  any votes have been counted which ought not to have been counted or which might have been rejected; or,

(3)	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

76.

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted upon.

PROXIES AND CORPORATE REPRESENTATIVES

77.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

78.	Any Shareholder may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof or, resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it. A person so authorised as a representative of a corporation shall be entitled to exercise the same power on behalf of the grantor of the authority as the grantor could exercise if it were an individual Shareholder of the Company and the grantor shall for the purposes of these Bye-laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

79.

Subject to Bye-law 78, the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written resolution, in any document sent therewith) not less than 12 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a written resolution, prior to the effective date of the written resolution and in default the instrument of proxy shall not be treated as valid.

80.

Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any written resolution forms of instruments of proxy for use at that meeting or in connection with that written resolution. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a written resolution or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

81.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any written resolution at which the instrument of proxy is used.

82.

Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at general meetings or to sign written resolutions.

APPOINTMENT AND REMOVAL OF DIRECTORS

83.	At the first Annual General Meeting and at every subsequent Annual General Meeting all the Directors shall retire from office.
84.

If the Company, at the meeting at which a Director retires , does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost.

85.	No person other than a Director retiring shall be appointed a Director at any general meeting unless:-
(a)	he is recommended by the Board; or
(b)

not less than six nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment setting forth as to each person whom the Shareholders proposed to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class, series and number of shares of the Company which are beneficially owned by the person, (iv) particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers, and (v) all other information relating to that person that is required to be disclosed in solicitations for proxies for the election of Directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934 of the United States of America as amended and the Rules and Regulations of the London Stock Exchange together with notice executed by that person of his willingness to serve as a Director if so elected.

86.	Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a Director shall be effected by a separate resolution.
87.

All Directors, upon election or appointment, except upon re-election at an Annual General Meeting, must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty days of their appointment.

88.

The Company shall at the Annual General Meeting and may by resolution determine the minimum number of Directors, which shall be not less than two and the maximum number of Directors and may by resolution determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-laws. Without prejudice to the power of the Company by resolution in pursuance of any of the provisions of these Bye-laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the next following Annual General Meeting. If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof.

89.

The Company may in a Special General Meeting called for that purpose remove a Director provided notice of any such meeting shall be served upon the Director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the Meeting by the election of another Director in his place or, in the absence of any such election, by the Board.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

90.	The office of a Director shall be vacated upon the happening of any of the following events:
(1)	if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;
(2)	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

(3)	if he becomes bankrupt under the laws of any country or compounds with his creditors;
(4)	if he is prohibited by law from being a Director;
(5)	if he ceases to be a Director by virtue of the Companies Acts or these Bye-laws or is removed from office pursuant to these Bye-laws;
(6)

he shall for more than six consecutive months have been absent without permission of the Board from meetings of the Board held during that period and his Alternate Director (if any) shall not during such period have attended in his stead and the Board resolves that his office be vacated;

(7)

he is requested to resign in writing by not less than three quarters of the other Directors. In calculating the number of Directors who are required to make such a request to the Director, there shall be excluded any Alternate Director appointed by him acting in his capacity as such; and (ii) a Director and any Alternate Director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose, so that the signature of either shall be sufficient.

ALTERNATE DIRECTORS

91.

Any Director (other than an Alternate Director) may appoint any other Director, or any other person approved by resolution of the Board and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may also be removed by resolution of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

92.	An Alternate Director shall cease to be an Alternate Director:-
(a)

if his appointor ceases to be a Director; but, if a Director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an Alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

(b)	on the happening of any event which, if he were a Director, would cause him to vacate his office as Director;
(c)	if he is removed from office pursuant to Bye-laws 91; or
(d)	if he resigns his office by notice to the Company.
93.

An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

94.

Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

95.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Bye-laws) shall be such amount as the Board may from time to time by resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

DIRECTORS' INTERESTS

96.

(1)           Save as otherwise provided by these Bye-laws, a Director shall not vote at a meeting of the Board of a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company) which is material unless his interest arises only because the case falls within one or more of the following paragraphs:-

(a)

the resolution relates to the giving to him of a guarantee, security or indemnity in respect of money lent by him to, or an obligation incurred by him at the request of or for the benefit of, the Company or any of its subsidiaries;

(b)

the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of any obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)

his interest arises in relation to the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to Shareholders or debenture holders of the Company, or any class of them, or to the public or any section of the public;

(d)

his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange;

(e)

the resolution relates to a proposal concerning any other body corporate in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Bye-law to be material interest in all circumstances);

(f)	the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the authorities of any country for tax purposes;
(g)

the resolution relates to any contract or arrangement for the benefit of employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom the contract or arrangement relates; and

(h)

any proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any Directors of the Company or for persons who include Directors of the Company or for persons who include Directors of the Company provided that for the purposes of this paragraph insurance shall mean only insurance against liability incurred by a Director in respect of any such act or omission by him as is referred to in Bye-law 100(2) or any other insurance which the Company is empowered to purchase or maintain for or for the benefit of any groups of persons consisting of or including Directors of the Company.

For the purpose of determining whether a proposal concerns a body corporate in which a Director is interested, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director’s interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of the Bye-law, an interest of a person who is connected with a Director shall be treated as an interest of the Director and, in relation to an Alternate Director, an interest of his appointor shall be treated as an interest of the Alternate Director without prejudice to any interest which the Alternate Director has otherwise.

(2)	A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.
(3)

A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

(4)

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(5)

Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(6)

So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable ~~ot~~to the Company for any benefit which he derives from any office or employment to which these Bye-laws allow him to be appointed or from any transaction or arrangement in which these Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(7)

Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE BOARD

97.

Subject to the provisions of the Companies Acts and these Bye-laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-law shall not be limited by any special power given to the Board by these Bye-laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

98.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

99.

All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

GRATUITIES, PENSIONS AND INSURANCE

100.

(1)           The Board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(2)

Without prejudice to the provisions of Bye-laws 146 and 147, the Board shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, Officers employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

(3)

No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

DELEGATION OF THE BOARD'S POWERS

101.

The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

102.

The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-law 103, other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

103.

The Board may delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the proceedings of a committee with two or more members shall be, as far as is practicable, governed by the Bye-laws regulating the proceedings of the Board.

PROCEEDINGS OF THE BOARD

104.

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

105.

Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-

transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

106.

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the members of the Board individuals. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

107.

The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice, to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

108.

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

109.

The Chairman (or President) or, in his absence, the Deputy Chairman (or Vice-President), shall preside as chairman at every meeting of the Board. If at any meeting the Chairman or Deputy Chairman (or the President or Vice-President) is not present within five minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

110.

The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

111.

A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

112.

A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.

113.

All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

114.

The Company may by resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

115.

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting or being counted in the quorum under the provisions of paragraph (5) of Bye-law 96) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

116.

If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

OFFICERS

117.

The Officers of the Company shall include a President and a Vice-President or a Chairman and a Deputy Chairman who shall be Directors and shall be elected by the Board, subject to Bye-law 115, as soon as possible after the statutory meeting and each Annual General Meeting. In addition, the Board may appoint any person whether or not he is a Director to hold such office as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

EXECUTIVE DIRECTORS

118.	Subject to the provisions of the Companies Acts and to Bye-law 115, the Board may appoint one or more of its body to be the holder of any executive office

(except that of auditor) under the Company and may enter into any agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms, including terms as to remuneration, as the Board determines, and any remuneration which is so determined may be in addition to or in lieu of any ordinary remuneration as a Director. The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company by reason thereof.

119

Any appointment of a Director to an executive office shall not terminate solely because he ceases to be a Director, unless expressly provided for in any contract entered into to effect his appointment to such execution office. A Director appointed to an executive office shall not ipso facto cease to be a Director if his appointment to such executive office terminates.

120.

The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership or any such scheme or fund.

MINUTES

121.	The Board shall cause minutes to be made and books kept for the purpose of recording -
(1)	all appointments of Officers made by the Board;
(2)	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee;
(3)	of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders;
(4)	of all proceedings of its managers (if any).

Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-law 139 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

122.

The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

123.

A provision of the Companies Acts or these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

124.

(1)           The Seal shall consist of a circular metal device with the name of the Company around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Company, and the country and year of incorporation type written across the centre thereof.

(2)	Any document required to be under seal or executed as a deed on behalf of the Company may be:
(a)	executed under the Seal in accordance with these Bye-laws; or
(b)	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.
(~~2~~3)

The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-laws, any instrument to which a Seal is affixed shall be ~~signed by either two Directors, or by the Secretary and one Director, or by the Secretary or by any one person whether or not a Director or Officer, who has been authorised either generally or specifically to affirm the use of a Seal; provided that the Secretary or a Director may affix a Seal over his signature alone to authenticate copies of these Bye-laws, the minutes of any meeting or any other documents requiring authentication.~~attested by the signature of:

(a)	a Director; or
(b)	the Secretary; or
(c)	any one person authorised by the Board for that purpose.

DIVIDENDS AND OTHER PAYMENTS

125.

The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-law 133, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

126.	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(1)

all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-law as paid-up on the share;

(2)

dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

127.

The Board may deduct from any dividend, distribution or other moneys payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

128.	No dividend, distribution or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.
129.

Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

130.

Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

131.

The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

RESERVES

132.

The Board may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

133.

The Board may, from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

134.

Where any difficulty arises in regard to any distribution under the last preceding Bye-law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

135.

Notwithstanding any other provisions of these Bye-laws, the Company may by resolution of the Board fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings and to vote at general meetings. Any such record date may be on or at any time not more than 60 days before any date on which such dividend, distribution, allotment or issue is declared, paid or made or note more than 60 days nor less than 10 days before the date of any such meetings.

ACCOUNTING RECORDS

136.

The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.

137.

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors: PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

138.

A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

139.

Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

140.

Any notice or other document (including a share certificate) may be served on or delivered to any Shareholder by the Company either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

141.

Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 142) may be sent to, served on or delivered to any Shareholder by the Company:

(a)	personally;
(b)	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;
(c)	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

(d)

by, where applicable, sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

(e)

by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in subparagraphs (a) to (d) inclusive of this Bye-Law 141, in accordance with the Companies Acts.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

~~Any notice of a general meeting of the Company shall be deemed to be duly given to a Shareholder, or other person entitled to it, if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Company for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.~~

142.	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:
(a)	if sent by personal delivery, at the time of delivery;
(b)	if sent by post, forty-eight (48) hours after it was put in the post;
(c)	if sent by courier or facsimile, twenty-four (24) hours after sending;
(d)	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or
(e)	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-Laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledgedand agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.~~Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event,~~

~~be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.~~

DESTRUCTION OF DOCUMENTS

143.

The Company shall be entitled to destroy all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:-

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;
(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-law; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

144.

(1)           The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:-

(a)	during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b)

below (or, if published on different dates, the first thereof) at least eight dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Bye-laws in respect of the shares in question have remained uncashed; and

(b)

the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a Bermuda daily newspaper and in a newspaper circulating in the area of the last known address of such Shareholder or other person giving notice of its intention to sell the shares; and

(c)

during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such Shareholder or person; and

(d)

if the shares are listed on The New York Stock Exchange and on The London Stock Exchange, notice shall have been given to The New York Stock Exchange and on The Quotations Department of The London Stock Exchange of the Company’s intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-law (other than the requirement that they be in issue for twelve years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

(2)

To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

(3)

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

WINDING UP

145.

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

146.

Subject to the proviso below, every Director, Officer of the Company and member of a committee constituted under Bye-law 103 and any Resident Representative shall be indemnified out of the funds of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, Officer, committee member or Resident Representative and the indemnity contained in this Bye-law shall extend to any person acting as a Director, Officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-law shall not extend to any matter which would render it void pursuant to the Companies Acts.

147.

Every Director, Officer, member of a committee duly constituted under Bye-law 103 or Resident Representative of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Officer, committee member or Resident Representative in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

148.

To the extent that any Director, Officer, member of a committee duly constituted under Bye-law 103 or Resident Representative is entitled to claim an indemnity pursuant to these Bye-laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

149.

Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Director, Officer, or member of a committee duly constituted under Bye-law 103 on account of any action taken by such Director, Officer, or member of a committee or the failure of such Director, Officer, or member of a committee to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Director, Officer, or member of a committee duly constituted under Bye-law 103 or to recover any gain, personal profit or advantage to which such Director, Officer, or member of a committee duly constitute or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Director, Officer, or member of a committee duly constituted under Bye-law 103 or to recover any gain, personal profit or advantage to which such Director, Officer, or member of a committee duly constituted under Bye-law 103 is not legally entitled.

150.	Subject to the Companies Acts, expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to

Bye-laws 146 and 147 shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified pursuant to Bye-laws 146 and 147 provided that no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

(a)	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or
(b)	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or
(c)	by a majority vote of the Shareholders.

Each Shareholder of the Company, by virtue of its acquisition and continued holding of a share, shall be deemed to have acknowledged and agreed that the advances of funds may be made by the Company as aforesaid, and when made by the Company under this Bye-law 150 are made to meet expenditures incurred for the purpose of enabling such Director, Officer, or member of a committee duly constituted under Bye-law 103 to properly perform his or her duties as an officer of the Company.

AMALGAMATION

151.

Any resolution proposed for consideration at any general meeting to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of a majority vote of the majority of all issued shares of the Company and the quorum for such meeting shall be two or more holders of shares present in person or by proxy holding or representing the majority of all issued shares of the Company and such resolution will be considered in a poll in accordance with the provisions of Bye-laws 62 to 76.

CONTINUATION

152.

Subject to the Companies Acts, the Shareholder may, by Resolution, approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda. The Shareholders, having resolved to approve the discontinuation of the Company, may by resolution further resolve not to proceed with any application to discontinue the Company in Bermuda or may vary such application as they see fit.

ALTERATION OF BYE-LAWS

153.	These Bye-laws may be amended, from time to time by resolution of the Board, subject to approval by Resolution at a General Meeting of the Shareholders.